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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-22563
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25                         7045T101
                                                                     7045T200
                                                                     7045T119

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:   March 31, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

PC411, Inc.
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Full Name of Registrant


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Former Name if Applicable

9800 LaCienega Blvd.
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Address of Principal Executive Office (STREET AND NUMBER)

Inglewood, CA 90301
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant could not obtain all the required information necessary to complete the quarterly report on Form 10-Q.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           J. Bryant Kirkland III           305                 579-8000
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         For the three months ended March 31, 1998, PC411, Inc. anticipates reporting revenues of $48,469 and a net loss applicable to common shares of $507,123 compared to revenues of $41,550 and a net loss applicable to common shares of $305,461 for the same period in 1997.

         The increase in anticipated net loss of $201,662 is due to the anticipated increase in expenses of $429,676, partially offset by an anticipated increase in net interest income of $116,045 and an anticipated decrease in dividends on preferred shares of $104,250.

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                                  PC411, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  5/18/98                        By  /s/ J. Bryant Kirkland III
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                                         J. Bryant Kirkland III
                                         Vice President,
                                         Chief Financial Officer and Treasurer